# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: American Well Corp, CIK 0001393584
CUSIP: 03044L204
Title of class of securities: Class A Common Stock, par value $0.01 par value per share
Address of issuer's principal executive offices: 75 STATE STREET, 26TH FLOOR, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-21-043858
Filed by CIK 0001824129

## Reporting persons
- Ido Schoenberg: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 831,642; sole dispositive power 831,642; shared dispositive power 0; aggregate amount beneficially owned 831,642 (5.7% of the class)
  Comment: (1) On July 10, 2024, the Issuer effected a reverse stock split of the Issuer's Class A Common Stock, Class B Common Stock and Class C Common Stock at a ratio of 1-for-20 (the "Reverse Stock Split"). The amount of securities reported on this Schedule 13G/A has been adjusted to reflect the Reverse Stock Split.
  
  (2) Consists of (i) 68,819 shares of Class A Common Stock, (ii) 1,016 shares of Class A Common Stock to be issued pursuant to vesting of restricted stock units within 60 days of December 31, 2024, (iii) 673,563 shares of Class B Common Stock and (iv) 88,244 shares of Class B Common Stock underlying options that are currently exercisable. Each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at any time at the option of the holder thereof. Dr. Ido Schoenberg and Dr. Roy Schoenberg are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg may be deemed to beneficially own each other's stock with shared voting power, currently consisting in the aggregate of 178,135 shares of Class A Common Stock and 1,546,006 shares of Class B Common Stock.
  
  (3) Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Stock and Class B Common Stock, together, beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 13,922,877 shares of Class A Common Stock outstanding as of December 31, 2024 and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into shares of Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.
  
  (4) Each share of Class A Common Stock is entitled to one vote, and shares of Class B Common Stock will collectively be entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast at such time by the holders of the Class A and Class C Common Stock and any other preferred stock entitled to vote under the Issuer's certificate of incorporation at such time (resulting in the Class B Common Stock collectively holding 51% of the total outstanding voting power). Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg each own 25.5% of the total outstanding voting power, and based on their voting agreement, their interests collectively represent 51% of the aggregate voting power of the Issuer's issued and outstanding share capital.
- Roy Schoenberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 892,499; sole dispositive power 892,499; shared dispositive power 0; aggregate amount beneficially owned 892,499 (6.1% of the class)
  Comment: (1) On July 10, 2024, the Issuer effected a reverse stock split of the Issuer's Class A Common Stock, Class B Common Stock and Class C Common Stock at a ratio of 1-for-20 (the "Reverse Stock Split"). The amount of securities reported on this Schedule 13G/A has been adjusted to reflect the Reverse Stock Split.
  
  (2) Consists of (i) 108,300 shares of Class A Common Stock, (ii) 695,955 shares of Class B Common Stock and (iii) 88,244 shares of Class B Common Stock underlying options that are currently exercisable. Each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at any time at the option of the holder thereof. Dr. Ido Schoenberg and Dr. Roy Schoenberg are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg may be deemed to beneficially own each other's stock with shared voting power, currently consisting in the aggregate of 178,135 shares of Class A Common Stock and 1,546,006 shares of Class B Common Stock.
  
  (3) Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Stock and Class B Common Stock, together, beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 13,922,877 shares of Class A Common Stock outstanding as of December 31, 2024 and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into shares of Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.
  
  (4) Each share of Class A Common Stock is entitled to one vote, and shares of Class B Common Stock will collectively be entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast at such time by the holders of the Class A and Class C Common Stock and any other preferred stock entitled to vote under the Issuer's certificate of incorporation at such time (resulting in the Class B Common Stock collectively holding 51% of the total outstanding voting power). Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg each own 25.5% of the total outstanding voting power, and based on their voting agreement, their interests collectively represent 51% of the aggregate voting power of the Issuer's issued and outstanding share capital.

## Item 1. Issuer
Name of issuer: American Well Corp
Address of issuer's principal executive offices: 75 STATE STREET 26TH FLOOR, BOSTON, MA, 02109

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Ido Schoenberg
(ii) Roy Schoenberg

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence:
The principal addresses of the Reporting Persons are as follows:
75 State Street
26th Floor
Boston, MA 02109
Citizenship:
(i) Ido Schoenberg - Israel
(ii) Roy Schoenberg - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Ido Schoenberg: 831,642 Shares (1)(2)
(ii) Roy Schoenberg: 892,499 Shares (1)(3)

Notes: (1) On July 10, 2024, the Issuer effected a reverse stock split of the Issuer's Class A Common Stock, Class B Common Stock and Class C Common Stock at a ratio of 1-for-20 (the "Reverse Stock Split"). The amount of securities reported on this Schedule 13G/A has been adjusted to reflect the Reverse Stock Split.

(2) Consists of (i) 68,819 shares of Class A Common Stock, (ii) 1,016 shares of Class A Common Stock to be issued pursuant to vesting of restricted stock units within 60 days of December 31, 2024, (iii) 673,563 shares of Class B Common Stock and (iv) 88,244 shares of Class B Common Stock underlying options that are currently exercisable. Each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at any time at the option of the holder thereof. Dr. Ido Schoenberg and Dr. Roy Schoenberg are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg may be deemed to beneficially own each other's stock with shared voting power, currently consisting in the aggregate of 178,135 shares of Class A Common Stock and 1,546,006 shares of Class B Common Stock.

(3) Consists of (i) 108,300 shares of Class A Common Stock, (ii) 695,955 shares of Class B Common Stock and (iii) 88,244 shares of Class B Common Stock underlying options that are currently exercisable. Each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at any time at the option of the holder thereof. Dr. Ido Schoenberg and Dr. Roy Schoenberg are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg may be deemed to beneficially own each other's stock with shared voting power, currently consisting in the aggregate of 178,135 shares of Class A Common Stock and 1,546,006 shares of Class B Common Stock.
Percent of class:
(i) Ido Schoenberg: 5.7% (4)(5)
(ii) Roy Schoenberg: 6.1% (4)(5)

Notes:

(4) Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Stock and Class B Common Stock, together, beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 13,922,877 shares of Class A Common Stock outstanding as of December 31, 2024 and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into shares of Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

(5) Each share of Class A Common Stock is entitled to one vote, and shares of Class B Common Stock will collectively be entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast at such time by the holders of the Class A and Class C Common Stock and any other preferred stock entitled to vote under the Issuer's certificate of incorporation at such time (resulting in the Class B Common Stock collectively holding 51% of the total outstanding voting power). Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg each own 25.5% of the total outstanding voting power, and based on their voting agreement, their interests collectively represent 51% of the aggregate voting power of the Issuer's issued and outstanding share capital.
Sole power to vote or to direct the vote:
(A) Ido Schoenberg: 0
(B) Roy Schoenberg: 0
Shared power to vote or to direct the vote:
(i) Ido Schoenberg: 831,642 Shares (2)
(ii) Roy Schoenberg: 892,499 Shares (3)

Notes:

(2) Consists of (i) 68,819 shares of Class A Common Stock, (ii) 1,016 shares of Class A Common Stock to be issued pursuant to vesting of restricted stock units within 60 days of December 31, 2024, (iii) 673,563 shares of Class B Common Stock and (iv) 88,244 shares of Class B Common Stock underlying options that are currently exercisable. Each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at any time at the option of the holder thereof. Dr. Ido Schoenberg and Dr. Roy Schoenberg are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg may be deemed to beneficially own each other's stock with shared voting power, currently consisting in the aggregate of 178,135 shares of Class A Common Stock and 1,546,006 shares of Class B Common Stock.

(3) Consists of (i) 108,300 shares of Class A Common Stock, (ii) 695,955 shares of Class B Common Stock and (iii) 88,244 shares of Class B Common Stock underlying options that are currently exercisable. Each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at any time at the option of the holder thereof. Dr. Ido Schoenberg and Dr. Roy Schoenberg are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of Dr. Ido Schoenberg and Dr. Roy Schoenberg may be deemed to beneficially own each other's stock with shared voting power, currently consisting in the aggregate of 178,135 shares of Class A Common Stock and 1,546,006 shares of Class B Common Stock.
Sole power to dispose or to direct the disposition:
(A) Ido Schoenberg: 831,642 Shares
(B) Roy Schoenberg: 892,499 Shares
Shared power to dispose or to direct the disposition:
(A) Ido Schoenberg: 0
(B) Roy Schoenberg: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4, which states the identity of the members of the group filing this Schedule 13G

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

## Signatures
- Ido Schoenberg: /s/ Ido Schoenberg, Ido Schoenberg (02/13/2025)
- Roy Schoenberg: /s/ Roy Schoenberg, Roy Schoenberg (02/13/2025)